Exhibit 99.3

INFOSYS TECHNOLOGIES
PRESS MEET
JANUARY 9, 2004 12:00 noon

Moderator: A very good afternoon to you all. I am Gurpreet. Thank you all for joining us today to discuss the results for the third quarter for the year 2003-2004. Let me briefly take you through today’s agenda. We will start with the presentation by Nandan Nilekani, CEO, Kris Gopalakrishnan, Chief Operating Officer, and Akshaya Bhargava, CEO, Progeon. The board of directors along with Hema Ravichandar, Basab Pradhan, and Akshaya Bhargava will then take your questions. Joining us today for the press conference is Gary Ebeyan, CEO, Infosys Technologies Australia. Gary would be happy to take any questions on Infosys Australia. Before you ask a question, please press the black button in front of you to activate the mike and give your name and the name of your organization. May I request you to please switch off your cellphones. Thank you. Over to you Nandan.

Nandan Nilekani: Thank you Gurpreet and I would like to welcome all of you to this press conference where we will go over the performance of Infosys for the third quarter ended December 31, 2003. This is of course our usual safe harbor clause regarding all forward-looking statements. I will briefly go over the financial performance, at which point, I will request Kris to come and talk about operational and other client acquisition and human resources.

On the financial performance, this quarter, on Indian GAAP, we have had on a year-to-year growth of 28.9% in income and PAT growth of 28%, which means both the top line and the bottom line growth have been at 28%, which means the margins have been maintained. The revenue growth on US GAAP is about 37.9% and net income is 35%, which shows the impact of the depreciation on the growth in rupees and dollars. In terms of new client acquisitions, we have added 30 new clients in this quarter, and on year-to-date basis it is 81 clients. Repeat business continues to be more than 90%. And in terms of employees this quarter has been a banner quarter in terms of employee addition, and we added a gross of 3179 employees, net addition of 2689 employees, and therefore at the end of the period, and this is only Infosys, this is not Progeon, the total employees is 21,809, which is close to 22,000 employees by the end of the quarter. In terms of income in Indian GAAP rupees for the quarter, our income was 1235 crores and our PAT from ordinary activities was 328 crores. You can see the growth is 28.9% and 28% of profits. In terms of our balance sheet, the total balance sheet size is 3725 crores, and as you can see a substantial part of that is in terms of cash and cash equivalents.

This quarter also has seen a growth on the European side, the Europe revenue for the quarter has gone up from 18% to 20.7%, North America has come down marginally, India has come down from 1.6 to 0.6%, and the rest of the world has remained the same. I would now request Kris to go over the operational highlights.

Kris Gopalakrishnan: Thanks Nandan and good morning to every one of you. Our utilization including trainees is 73.1%. It has come down a little bit because we have added significant number of people as Nandan has already said. Excluding trainees it is a very healthy 82.5%. There is not much difference between fixed price and time and material from last quarter to this quarter. Fixed price is <word inaudible> and time and material is 65.3% of total revenue.

Onsite and offshore has seen an improvement towards offshore, in terms of revenue 53.4% of revenue comes from onsite, it is slightly less than 54.1 from the previous quarter. In terms of effort, 0.4% improvement towards offshore has happened in this quarter. Over the last four quarters, we have been driving more work offshore, and this is the result of those initiatives.

From the client concentration angle, 5.5% comes from the top client, we have only two clients with more than 5% of revenues. We have today 130 million-dollar clients, the revenues from these clients over the last 12 months exceed a million dollars, and for the first time we have two $50 million clients actually, again over the last 12 months. So last quarter, we had none, and this quarter we have two clients over $50 million.

The client acquisition has been strong, 30 clients were added, and this is across the various vertical segments we are working on. In the <word inaudible> sector, we have added a premier wireless carrier in the US, a leading Canadian communication company has used us to looking at telecom products applications and services, so a broad range of services. In the Asia Pacific region, a premier telecommunication carrier has chosen Infosys to increase the effectiveness of their integrated telecommunication services. More and more, our services are much more broad-based than just application development or maintenance. It involves looking at embedded solution, looking at operational systems, looking at business application and things like that.

In the hi-tech category, we have several clients again in package implementation or enterprise solutions. It is one of the services we are delivering here for the companies here, and the media entertainment industry, again we have added clients, and similarly, automotive and aerospace, retail, financial services, and health care. The major segments for Infosys of course, are you know<word inaudible>, the financial services, which includes insurance, banking, etc, retail, manufacturing, automotive, aerospace, telecom, healthcare.

The banking business unit has done very well this quarter. One of the premier public sector banks headquartered in Bangalore with over 800 branches has chosen to deploy Finacle. A bank in Mauritius has deployed Finacle making it the fifth among the nine banks in the Mauritius region to use our product. A bank in Zimbabwe, and we have also started our operations for the banking business unit in China.

As Nandan said, the total number of employees is 21,896 for Infosys Technologies alone, and with Progeon, the number of employees crosses 23,000 actually, and this is of course the highest number in terms of the number of employees added in a quarter. It means that the whole system with the supply chain all the way from recruitment to training to creating the hardware and the physical infrastructure required to manage the addition of so many employees to the system is working very well.

We have spent 85.19 crores as the capital expenditure during the quarter. We have today space available to accommodate almost 21,000 employees, with about 7200 employees since being added as we speak right now. Let me hand it over to Akshaya at this point.

Akshaya Bhargava: Thank you Kris. Progeon had a very solid quarter. During the quarter, we reported the revenues of 21.7 crores or $4.78 million on a US GAAP basis. Progeon remains profitable with profits of after tax of 37 lakhs or $20,000 on a US GAAP basis.

During the quarter, we added one new client. This client is one of the largest private banks in the world. And, what is very notable is that this client was won together with Infosys, so this again speaks to the ability to bridge the both BPO and IT together, and that is the fact that the customers like this.

Progeon reached 1400 as of December 31, 2003, up from 1038 the previous quarter. We added 362 employees. The total component of our work remains as it was, 86% is back-office transaction processing, and 14% is voice, and this entire voice ratio really goes to support the transaction processing fees, so it is really is a very high quality revenue base.

Those were the highlights for Progeon. Thank you very much. I would hand over back to Nandan.

Nandan Nilekani: So, going forward, what is our outlook for the future? Now, for the quarter ended March 31, Infosys on a non-consolidated basis will have income between 1260 to 1269 crores and earnings per share at Rs. 49.5; and on a consolidated basis, we expect income to be between 1319 crores to 1331 crores, and earnings per share of Rs. 49.7. For the full year, we expect Infosys on an non-consolidated basis to have income between 4712 crores to 4721 crores, and earnings per share is expected to be Rs. 186.2; and on a consolidated basis, we except the revenues to be between 4823 crores to 4835 crores, and earnings per share of 186.7. So, that is the guidance both for Infosys non-consolidated as well as consolidated for the quarter and for the financial year ending March 31.

Now to summarize our position. First of all, our pricing has been stable. Our revenue productivity at this quarter has declined very marginally to 0.6% on the onsite rates and no decline on the offshore rates for a blended average of 0.7% because the offshore mix has gone up, so pricing has been stable.

Margins have been maintained, under Indian GAAP this time, we had net margins of 26.6%, which is comparable to last time 26.5%, so margins have been maintained. What is important is that while we attained all our operational goals and matrix in terms of numbers, also this quarter was a very important quarter because we went through a major reorganization, we have verticalized our business<phrase inaudible>, we now have many vertical segment, the heads of these segments are empowered to take bottom and top line responsibilities for their units, they are focusing on different markets, they are focusing on coming up with solutions, coming up with alliances, acquisitions, whatever to become competitive in their segment, and I think servicing a new model of management emerging, which we believe will enable us to deal with the increased expectations from our customers, the fast changing economy and a competitive scenario where the rules of the games are being changed. We also believe that this enhanced focus on vertical markets will enable us to combine three things- business solutions, technology, and global delivery- and we think that this combination has not really been done properly anywhere, and therefore, all the things that we are doing now are really putting in place the infrastructure for building the next generation IT services company.

We also, as I mentioned earlier, our initiatives on increasing work offshore have continued to yield results. To give you some idea, the same quarter last year, 36.1% of our effort man-months was onsite and that 36.1% effort man-months has come down to 32.2% effort man-months onsite, and in this 12 months the total number of offshore effort man-months has gone up from 17,000 in the quarter last year to close to over 29,000 in one year. So, it is a fairly dramatic change in terms of the composition of our work delivered. As also Kris mentioned, I think we added 30 clients and they are very high quality clients in high-tech financial services, communication services etc., and two of our customers have crossed on an LTM basis, that is last twelve months basis, have crossed $50 million of revenue each, and shows the scale of what is happening here.

This quarter also has been extremely good because we completed our maiden acquisition of Expert Information Systems Pty. Ltd. We paid USD $23 million for this company, and we are very happy that Gary Ebeyan, who is a CEO of Expert is here with us. He will take questions, and Gary after the merger of Infosys Australia and Expert will be the CEO of Infosys Australia Pty. Ltd. We are very happy that he is here, and we are now focusing, in fact he and his team are in India to focus on a very seamless integration so that we can get on with to the job of attacking the Australian market.

This quarter also has been a quarter where we went ahead and incorporated our subsidiary in China, Infosys Technologies Shanghai Company Ltd. And, we as I have said earlier we intend to invest $5 million in this company and grow it to more than 200 employees, and I think that coupled with the fact that the Finacle has an implementation in greater China shows that there is something happening on the China front.

So, all in all, I think this quarter has combined operational excellence, plus a set of strategic initiatives, which puts the platform in place for Infosys to get on with what we have to do, in terms of building next generation global IT services company and essentially providing great deal of competitive pressure on the incumbents. With that we will be happy to take any questions.

Moderator: Thank you Nandan, we will now take questions.

Female Participant: Mr. Nilekani, there were reports that Infosys is getting into the wireless identification business and there are several security issues involved. Would you like to clarify more on that?

Basab Pradhan: We believe new wireless technologies like RFID in particular have great impact on many industries like retail, anything that has a supply chain, transportation, and in fact, many engineering and manufacturing companies as well. We think it has the potential impact to restructure supply change in these industries in bringing a lot of savings. I actually don’t believe the RFID, the way it is being implemented today, RFID really is more in the supply chain outside the store, so I think the identity issues that you are talking about are more in store. We see that coming up at least four or five years from now because the cost of RFID tag is still prohibitive for in-store applications.

Nandita: Yeah, I am Nandita from Outlook Money. I have two sets of questions. One, the volume growth that you have seen this year, has it come, I mean, it is a pretty large jump from the previous two quarters, has it come mainly from the new clients that you have added this year or is it a ramp up of the older clients. That is one. The second thing is, in terms of your sales, we have seen the sales cycle actually lengthening in the last couple of quarters. So, is that kind of shortening now or what is actually going in the sales cycle front? Thank you.

Shibulal: The growth has come from both sides, existing customers as well as new customers. Our repeat business is still 92%, which is a pretty good number to have, that means our existing customers are growing. The new customers who joined us recently as well as the ones who took an insurance policy a few quarters back when the economy was not doing good, that also is growing.

Nandan Nilekani: We think, as you have seen, the number of accounts we have added, 30, is pretty healthy for this quarter. We continue to get revenues from new accounts as well as a growth in existing accounts. We don’t see any changing pattern at least there. The other question was related to sales cycles, we think sales cycles did lengthen a few quarters back, but they are now stable, and this will not change dramatically especially on the strategic sourcing related deals simply because the size of the deals and the strategic importance of these deals to our potential clients is much more, so they take longer, the due diligence is longer, but over the last two-three quarters we have not seen any significant change in that.

Male Participant: Nandan, how many clients you have in China, could you give a brief on that please?

Srinath Batni: Few clients who we had in China, who are being serviced by Infosys parent company, those projects are over. Now the further projects have to be signed up with our subsidiary in China. So at this point of time we have just now set up the subsidiary, we are in the process of signing up these contracts with those companies.

Vipul: Mr. Nilekani, Vipul from CRISIL, what are the key challenges the company faces to maintain its margins?

Nandan Nilekani: I think there are number of factors. One is obviously pricing, though as you have seen in this quarter and last quarter, the pricing has been reasonably stable; and second is of course the rupee appreciation, and we have been saying for quite sometime that rupee appreciation could impact on margins. On the other hand, I think we are focusing on getting economy of scale. We have been able to drive up the size of the company quite considerably over the last four quarters, and also if you look at the organizational strategy, the whole idea of creating these business units, the whole idea is that each of them will focus on a vertical market, they will come up with solutions, alliances, and acquisitions in those markets, they will differentiate in the market, and therefore, they will try to derive greater value. So, I think, how well that pans out is an important part of understanding how the pricing pressure will be.

Female Participant: Sir you spoke that the pricing pressure has that eased on both sides, both from the client side as well as from competitors?

Kris Gopalakrishnan: We have seen stability in prices over the last two quarters at least and so that is why we are saying that, the competition is there, but there is stability in prices.

Male Participant: Also going forward do you see wage inflation impacting margins?

Nandan Nilekani: Certainly, I think compensation increases are part of the potential increase in cost, but we are also very clear that, you know, we want to attract the best and the brightest from across the world, and we have to make sure that we have the appropriate combination of fixed and variable compensation to do that. So, I think, it will be there. It will be a factor, but we are confident that even as we do that we will be able to deal with the challenges.

Male Participant. Could you give us the attrition rates?

Hema Ravichandar: Attrition percentage is 10%.

Male Participant. Mr. Pai, just a couple of question here.

Hema Ravichandar: Net addition is 2689.

Male Participant: <speaker inaudible>

Hema Ravichandar: No.

Male Participant: Mr. Pai, I just wanted to get the operating margins figures from you. I could do the calculation, but I just want it from the company what you have, for the first quarter as well as the previous quarter that is Q2 and Q3 of last year. Thanks.

Mohandas Pai: Yeah, we have Indian GAAP consolidated and US GAAP. So, I will give you Indian GAAP. The operating margin in the second quarter was 33.3%, the operating margin in the third quarter is 33.2%. The net profit in the second quarter was 26.5, net profit in the third quarter is 26.6. The gross profit in the second quarter was 48.3, it came down to 47.7% in Q3. The reason is that we had an increased variable component for our people because of better performance.

Female Participant: You had said during the last quarter that you are hedging against dollars’ further depreciation. How does the position stand today?

Mohandas Pai: We had revenues of Rs. 19 crores this quarter because of foreign translation gains of 10 crores and about 9 crores because of exchange differences. That was the result of the hedges that we have had. We had about $130 million of hedges outstanding last quarter when we opened this quarter. This quarter end we have hedges of $107 million at about 45.93, but this quarter we have seen a significant change in the rupee-dollar rate. The forwards have been negative. The spot has been higher than what we had last quarter. Obviously the Central Bank of the country is coming in and buying spot and driving the forwards lower so that they can force the importers to rush in and cover because it makes sense to cover. For people like us who get dollars and who need to sell forward to hedge is much better to have an open position. So we are watching this kind of a reverse-forward very carefully to find out what is the right strategy. At the same time 20% of our revenues come from currencies apart from the dollar. The dollar has gone down against the Euro about 20% or so and the Euro has gone up. So obviously this 20% has a positive impact, the 80% has a negative impact. There is some balancing that happens, but the rupee is linked more towards the dollar. So it is a very, you know, flexible and very fluid situation that we have to manage.

Female Participant: It is regarding the, you said the employee strength has gone up. So I would like to know, which business, with what and which level and what is going be the hiring policy?

<speaker inaudible>

Hema Ravichandar: In keeping with our traditional philosophy, about 80% of the requirement has come in through hiring of freshers, and 20% has come in through lateral. In actual terms, 545 laterals have joined us, and 2564 freshers. <speaker inaudible>Going forward we are looking at about 1500 employees.<speaker inaudible>

Anshuman: This is Anshuman from Reuters. This 1500 is for net addition or for gross addition, is it for including Progeon or.....?

Hema: Gross, excluding Progeon. Yeah, excluding Australia and excluding Progeon.

Avinash: This is Avinash from Express Computer Magazine. I would like to know that with the banking division doing so well do you foresee a contribution from products increasing in the next quarter, and secondly Progeon has added only one client in the quarter, what can be the reason, did it meet the target clients basically? See basically Progeon has added only one client? Were any more numbers of clients targeted during the last quarter? What can be the reason? And firstly regarding your banking unit.

Nandan Nilekani: Well, I think you know, while the banking unit is growing too, also the whole company is growing. So in that extent it is difficulty to predict how much it will be as a percentage of the revenue. So I think both we can say that Infosys as a whole is growing and the banking product group is also growing. Now I will request Akshaya to answer on Progeon.

Akshaya Bhargava: Regarding Progeon, yes we have reported one new customer during the quarter, but you should know that we only report customers once we have concluded the documentation with them. We have a very very strong pipeline and a number of customers where we are in the process of concluding documentation. Thank you.

Subbu: Yeah, this is Subbu from the Economic Times. Can you give an indication on the IT spend by customers and how is it looking and also on which of the segments seems to hold some promise now going ahead. The second part of the question would be on what is kind of or what is your expectation from your Expert acquisition in Australia, the kind of revenues you expect to make.

Basab Pradhan: Okay, I will take the first part of the question. On IT spends, we think they will be linked to GDP growth expectations, and in the US where the GDP growth is strong and is expected to continue to be strong next year, rest of this year there is increased confidence and that translates into increased IT budgets and IT spends. This will be across industry verticals and we think industries like financial services and retail will probably grow faster than the other sectors. Europe and Asia Pacific, the GDP growth outlook is not as strong, but we do expect IT spends to come up in line with GDP growth.

Srinath Batni: On the second part of question, the merger with Expert IF Systems with Infosys to create Infosys Australia was a strategic future for us to exploit the opportunities in this market. This market as you know is different from the market in the US where the global delivery model is in infancy and this is a right time when we can go with our model with this merger with a new entity and then exploit the opportunities there. As far as the future is concerned, I may not be able to pinpoint the numbers, but the opportunities are good and we are going to exploit the market in a big way.

Female Participant: Are deal sizes in fact getting smaller over the last year? I was looking at your million-dollar clients, you know, they have increased significantly from about 99 to 130. If yes, how is this impacting your marketing cost? Over the last fiscal 02-03 they have almost doubled. So what does the trend in marketing cost look like now? The second part of the question is, are you facing supply side pressures from companies like Accenture and<name of entity inaudible>, which are hiring aggressively and from what I hear are also competing aggressively on costs in the market. How often do you meet up with them in the market?

Basab Pradhan: No the deal sizes are not getting smaller. They are certainly well over the last two to three quarters I would say they have been stable. There is offshore now is mainstream and anybody who is doing outsourcing in a significant way will at least look at offshore and many of them are now actually deciding prior to doing the outsourcing RFP that they want to do this with an offshore service provider. So deal sizes are not getting smaller if anything we expect them to get larger in the future. Sales and marketing cost are not really proportional to fragmentation of deals, because the large deals they do suck up a lot of sales and marketing bandwidth. So I would not say that they are connected really in any way. The rest of the question is more....<rest of sentence inaudible>

Shibulal: On the competitions front, you know, what we offer is a true global delivery model. If you look at our effort mix right now, we are about 32% onsite, that means about 67% of the work today gets done offshore and this is a process which we have built over the last 20 years. This is nothing new to us. We have done this, we have lived this. For the competition who is trying to build this capability, they have multiple challenges to face. It is not about recruiting few people in Calcutta or in Bombay, it is about building their maturity and confidence and the ability to deliver in that mode. It is not only about delivery, it is about even holding the customer relationships. Even the customer relationship part has to be more process driven rather than people driven. So we believe that we really have tremendous strengths in the global delivery model, which will effectively allows us to compete with other people who are trying to enter this market.

Female Participant: Sorry, I actually did not get the answer to both my questions. Sales and marketing costs, how are they moving this year compared to last year, even if it is not related directly to the fragmented market? And two, how often do you meet up, when I mentioned Accenture and<name of the entity inaudible>, it is their offshore hiring that I am talking about, how often do you meet up with them in the market and more often than not do you win a bid or lose a bid? Is there anyway of telling us something about that?

Mohandas Pai: Sales and marketing costs hovered around 7 to about 7.8-7.9%, it was 7.1% second quarter, went up to 7.5% this quarter. We expect that to be in that particular range. It could vary from quarter to quarter because of increased spending on branding events, it could vary because of the bonus factor, as you know, we have variable compensation and if they get the right kind of deals the variable compensation could go up. It could also vary because we may have to put more resources on large deals. If there is a negotiation for a large deal, which happens in any quarter, then we may have to put teams of 15 to 20 people across the enterprise to come together to work out the deal. Therefore we think that between 7 to 7.8%, there should be a normal fluctuation from quarter to quarter.

Kris Gopalakrishnan: On the competition for resources, just to give you some data over the last 12 months, almost 980,000 people have applied for jobs at Infosys. So, we believe that Infosys is a company of choice. We are in this competitive environment, able to attract the best and the brightest. The number of 3100 additions in this quarter is one of the largest in the history of the company and we have also added 540 experienced people.

Nandan Nilekani: Also, I think, let me explain that as Shibu was saying, ours is an organic integrated model of global delivery. Existing companies that did model in the old way are now trying to reconfigure and re-jig the organization to leverage global delivery, and we believe that that is extremely disruptive to them, it has huge human cost, and we ourselves know of many of our employees who joined these large incumbents and now feel that they are being treated as second class citizens in the Indian centers compared to their foreign employees. So I think there are lot of challenges that are there which are also being faced by these other companies.

Female Participant: I believe you had a salary hike this quarter. I wanted to know if that is true and how much has this, I mean, can you quantify the salary hike? That is one, and second is, are you seeing in the industry itself trend towards higher salary, especially in the project manger level, and how would that impact margin going forward?

Mohandas Pai: Yeah, we reconfigured our salary pattern for people as higher up the ladder you go the more you get variable compensation. So at the top level you could get may be 35% of a salary as variable compensation linked to the performance of the corporation, linked to the performance of the business unit, the margins of the business unit and your individual performances. So the salary for the entire corporation is also linked to a set of parameters, so from quarter to quarter depending upon the variability one could see an increase or a decrease, and two, we have said earlier that at the entry level the wage pressures are very much less, at the three to five year experience level, project manger level the wage pressures are more because the demand is greater there. Whenever there is a new project coming up, the first demand is for a project manger and India, I think, the project mangers are not growing to the same extent the industry is growing. If industry grows at 25% to 30% the number of project mangers may not grow in the same percentage. So there could be a scramble. Also if multinationals come into the country and set up shop the first people they tend to hire is project managers. So in that area there is some wage pressures and wages are indeed going up.

Male Participant: This is a followup question, Mohan you said there could be a scramble. What is the position as of now? I mean, is there a scramble for people at that level?

Mohandas Pai: Well I think that is there, I mean, project managers are a scarce resource, there is no doubt about that. You want to add to that Shibu?

Shibulal: See at the same time one is to keep in mind that, you know, we have an excellent training program. Our training program is cradle to grave, that means a person joining Infosys goes into training and until he leaves Infosys he is being trained to take up higher and higher roles. So we have the ability to enable people. It is not that all project managers are from lateral recruitment. In fact, very few come from lateral recruitment. Our project mangers come from the ranks and they are continuously trained to take up higher and higher roles.

Female Participant: What accounts for the higher attrition this year compared to the same quarter? It was 6 odd percent and now it is 10%.

Hema Ravichandar: The top three reasons for attrition continue to be the same, which is better opportunities, higher studies, as well as personal reason, and if you look at this quarter versus last year this quarter, obviously the increase is because of better opportunities.

<speaker inaudible>

I also want to clarify that between the two quarters in terms of actual numbers there has actually been a drop this quarter over last quarter. <speaker inaudible>No actual number of attrition.

Female Participant: Sir you spoke of scramble among the project manger level, and you also spoke of the, you know, salaries in this particular level. <phrase inaudible> Okay, you spoke about scramble in the, you know, mid managerial, the project manager level, and you also spoke of the, you know, the industry seeing a trend of rising salaries at this particular level. So, I mean, are we talking about another salary hike in this particular level in Infosys soon?

Nandan Nilekani: Well I think, we have a philosophy that is, one, we have some part of the salary, which is fixed and some part which is variable. The variable part is based upon three parameters, one is on individual performance, one is on business unit performance, and one is on corporate performance, and therefore we are very clear that if the company does well we must share the rewards of that doing well with employees. So we will have variable compensation and if the company does well we will share more of that with the employees. So I think we would see it in that spirit rather than any specific hike as such.

Female Participant: You know, you mentioned actual number is lower this quarter. How would that be? How is 10% of higher number of employees lower than 6% of a lower number of employees?

Hema Ravichandar: No because it is on the last 12 months basis right?

Male Participant: Yeah, Nandan you said in your verticalization strategy each vertical division head or business head would be responsible for solution, alliance, and aquisition. What does that mean? The aquisition means would they look for small companies in that space?

Nandan Nilekani: No what we are saying is we are trying to focus on getting this businesses to differentiate, and how will they differentiate? They will differentiate by coming out with vertical business solutions for the industries that they service, and they will also look at alliances, for example, the kind of alliances we have with Microsoft, with SAP, with <name of entity inaudible>, and many other firms, and obviously if acquisition is a possibility then they will go through our standard acquisition process to evaluate whether the company that is being proposed comes up to the standards, metrics and rules that we have defined.

Male Participant: Question for Nandan, when you said after followup to your statement, increased expectations from clients in a fast changing economy and new scenario, and also you talked about the rules of the game changing, with especially for India for offshore what is the rules changing for you, if you can illustrate that?

Nandan Nilekani: I think, first of all the first thing that has changed is that people have accepted the value of the IT services model from India using global delivery. I think now this concept has become mainstream. It has been widely accepted by all customers and in fact the reason why the global incumbents are coming to India is because their customers are telling them that if they want to continue to be service providers than they have to provide services from India. So I think the first point is that the global delivery model is becoming mainstream, and second point is that people are realizing that organically inherently built companies like Infosys, which have essentially grown up on this model, which have built a cost structure and balance sheet on this model are inherently in a better position to service the customer than companies that have a old model and now are trying to re-jig it in terms of our model. So I think all these are really becoming mainstream awareness issues with customers and that is really what is happening in terms of the model impact and changes in the market place.

Male Participant: Also Kris, if you can talk about the outlook for next year, no numbers, you obviously do not give, but what is picture, I mean, this is the first time that the profit growth for the last quarter has matched the sales growth. So going ahead what is the scenario for Infosys in a big picture sense clients easing off pressure on prices and demand is strong?

Kris Gopalakrishnan: See there are some factors which influence margins, which we talked about. One is, you know, appreciation of rupee, second is, you know, prices are stable today, but how is it going to be going forward, the third thing we talked about is salary and compensation cost. Currently, prices are stable, you know, the margins are stable, the rupee though, you know, has changed a little bit we have been able to mange that change this quarter, and currently we are saying we are able to handle these and the margins are stable. Now going forward we will have to wait till April when we look at the parameters for the next year, we will give the guidance at that point.

Male Participant: Right, but as of the performance right now for the first nine months, is the stage set for strong growth, I am not saying faster growth or whatever, is the stage set in terms of whatever factors you will look at?

Kris Gopalakrishnan: See there is volume growth. We have seen that volume growth. If the macro economic conditions are as it is today and you know if the economy indeed improves then offshore companies should benefit from that. Infosys would want to definitely take advantage of this and our focus would be and our endeavor would be of course to grow as quickly as possible as fast as possible.

Male Participant: Your revenue by geographical segment from India has come down marginally. So what can be the reason and it has grown in Europe. Can you just underline some reasons for this?

Nandan Nilekani: Well I think first of all there has been very good growth globally. Secondly our revenue from India is essentially from our banking group and our banking group sells both in India and abroad, and while they have grown more of their growth has been outside India and therefore the Indian percentage of revenue in total has come down.

Male Participant: What about Europe?

Nandan Nilekani: Europe has gone up this quarter to over 20%.

Male Participant: <speaker inaudible>

Nandan Nilekani: Yeah, I think see at every point we have to project the future as we see it at that point, and therefore, you know, we have a particular guidance at a point in time and then based on the performance and based on the outlook we change it. So I think that is part of business and I think it is a healthy thing that as and when we discover new facts or new client wins or new macro-economic trends, we factor that into our estimates, and if we find that the guidance has to be revised we do that, I think that is just part of the process. I think that is better than not giving any guidance and keeping people completely in the dark.

Male Participant: <speaker inaudible>....... or the backlash in US?

Nandan Nilekani: First of all I think the economic slow down, I mean, has slowed down in the sense that things, the economy, as you know, in the US, the GDP growth has been quite substantial in the last quarter. So in that sense economy slow down is not such an issue at least in North America. Secondly, while there is a backlash on outsourcing, which gains a lot of political and media attention, the fact of the matter is that individual companies today are facing pricing pressure, they are not able to grow their revenues and the main way they are able to get earnings growth is really by reducing cost and leveraging high quality services and they are also in a competitive capital market where their competitors are doing the same and therefore they have to follow suit. So I think while there is, you know, political and media coverage of this issue, our sense is that companies will continue to outsource, albeit more discretely, and so that trend is going to continue. I will ask Mohan to answer the question on revenues.

Mohandas Pai: Our guidance for this quarter, fourth quarter is $290-293 million as against 275.8 in the third quarter, and this includes the revenues from Infosys Australia.

Male Participant: <speaker inaudible>..... billing vis-a-vis the repeat business of the new clients, is there a difference?

Nandan Nilekani: There is no material change in the billing pattern. Typically around 90% of our revenue is repeat business and that continues. This quarter it was 92%.

Male Participant: .......... find in the third quarter it has not been highlighted in the press release, whereas in the second quarter it was mentioned that there is a <rest of the sentence inaudible>

Mohandas Pai: It is there in that advertisement, which is on the web, which is part of the publication tomorrow in the new papers that we received intimation, I mean the law suit was filed in the second quarter and in the third quarter it is served on us, and there is no further development after that.

Male Participant: <speaker inaudible>

Mohandas Pai: Well may be, we think it is not a media event now, it is just it was filed last time in the court and now it has been served on us. It is only a process that has changed, process change that has happened now.

Male Participant: <speaker inaudible>

Mohandas Pai: That is what we have said.

Male Participant: <speaker inaudible>93.85, what could be the reason and where all.

Mohandas Pai: The investment basically has been in liquid mutual funds. You know, unfortunately in India we have to classify any investment in cash and cash equivalent like liquid mutual funds under the head investment rather than under the head cash and cash equivalents as in US GAAP. That is why you find a jump, otherwise it is a part of our liquid cash. We have about 2483 crores of cash, as of 31st of December, we added 344 crores, a part of that investment was in liquid mutual funds because our shareholders and very knowledgeable people told us post tax returns on liquid mutual funds are more than returns post tax on bank deposits.

Moderator: There is time for just one last question.

Male Participant: <speaker inaudible>will it be from India?

Kris Gopalakrishnan: It is both.

Moderator: Thank you all for coming. Please do join us for lunch outside in the lounge.